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                                                                    EXHIBIT 12

                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY


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ROBIN K. PITTMAN,                       :
                                        :
                    Plaintiff,          :
                                        :
     v.                                 :
                                        :
THEODORE DIMITROU, FRED F. CANNING,     :    C.A. No. 14454
WILLIAM N. LANE, III, NEELE E. STEARNS, :
JR., ROBERT J. CRONIN, DARRELL R.       :
EWERS, RICHARD F. DOYLE, WILLIAM        :
E. OLSEN, and WALLACE COMPUTER          :
SERVICES, INC.,                         :
                                        :
                    Defendants.         :
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                             CLASS ACTION COMPLAINT

          Plaintiff, by and through her attorneys, alleges as follows:

                                   THE PARTIES

          1. Plaintiff is and has been at all relevant times the owner of shares of common stock of Wallace Computer Services, Inc. ("Wallace" or the "Company").

          2. Wallace is a corporation organized and existing under the laws of the State of Delaware with its principal executive offices at 4600 West Roosevelt Road, Hillside, Illinois. Wallace markets computer services and supplies, business forms, labels, machines, ribbons and software. Wallace Press does commercial printing. It also has a direct mail division.


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          3.   Defendants Theodore Dimitrou, Fred F. Canning, William N.
Lane, III, Neele Stearns, Jr., Robert J. Cronin, Darrell R. Ewers, Richard F. Doyle and William E. Olsen are and have been, at all relevant times, Wallace directors.

          4. The defendants named in Paragraph 3 above ("Individual Defendants"), as directors and/or officers of Wallace, owe fiduciary duties of good faith, loyalty, fair dealing, due care, and candor to plaintiff and the other members of the Class (as defined below).


                            CLASS ACTION ALLEGATIONS

          5. Plaintiff brings this action pursuant to Rule 23 of the Rules of this Court, on behalf of herself and all other shareholders of the Company (except the defendants herein and any persons, firms, trusts, corporations, or other entities related to or affiliated with them) and their successors in interest, who are or will be harmed by reason of the conduct of defendants described herein (the "Class").

          6. This action is properly maintainable as a class action for the following reasons:

               (a) The Class is so numerous that joinder of all members is impracticable. There are approximately 22.5 million shares of Wallace's common stock outstanding. There are over 3,900 holders of record of Wallace stock who are members of the Class.

               (b) Members of the Class are scattered throughout the United States and are so numerous that it is impracticable to bring them all before this Court.


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               (c)  There are questions of law and fact which are common to the
Class and which predominate over questions affecting any individual class member. The common questions include, INTER ALIA, the following:

                    (i) Whether defendants have breached or are breaching their fiduciary duties to the Class; and

                   (ii) Whether plaintiff and the other members of the Class would be irreparably damaged if defendants do not appropriately consider the Moore Corporation bid described herein, and any and all other courses available for the Wallace shareholders' benefit.

               (d) The claims of plaintiff are typical of the claims of the other members of the Class in that all members of the Class will be injured by defendants' actions.

               (e) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff is an adequate representative of the Class.

               (f) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

               (g) The defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.


                                       -3-

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                             SUBSTANTIVE ALLEGATIONS

          7. On or about July 30, l995, Moore Corp. announced a $1.3 billion, or $56 per share hostile takeover bid for Wallace, through its wholly owned subsidiary FRDK, Inc. The all-cash tender offer represents a 27% premium over Wallace's $44 closing price on July 28, l995, the last trading day before the Offer. According to Moore, its bid represents a 42% premium over Wallace's average trading price for the past 30 days and an 84% premium over the Wallace stock price on February 24, l995, the day when Moore initially contacted Wallace to discuss a transaction.

          8. According to Moore, in February 1995, Moore attempted to initiate discussions with Wallace regarding a possible business combination between Moore and Wallace. In response, defendant Cronin, the President and CEO of Wallace, adivsed Mr. Reto Braun, Chairman of Moore, that Wallace's Board of Directors had considered Moore's proposal, was not interested in any such combination and would not pursue the matter further. All efforts by Moore to engage in further discussions with Wallace concerning a possible business combination with Moore since that time have been rebuffed by Wallace.

          9. In addition to its expressing its opposition to Moore's overtures, the Individual Defendants have taken specific steps since Moore's initial approach in February 1995 to create additional obstacles to any merger. Under a Bylaw provision purportedly adopted in June 1995, and publicly disclosed only two weeks ago, any business to be raised by a stockholder at the annual meeting must now be presented sixty (60) days before the meeting. Also, the Individual Defendants approved a "golden parachute" employment contract with defendant Cronin, which among other things, provides that defendant Cronin will receive millions of dollars


                                       -4-

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from Wallace, including reimbursement of tax penalties, in the event of a takeover and a change in his job duties. Such contract is purportedly retroactive to January 1995.

          10. In a July 30, l995 letter to defendants Dimitrou (Wallace's Chairman) and Cronin (Wallace's Chief Executive Officer and President), Reto Braun, Moore's president and Chief Executive Officer, wrote: "We are confident that your shareholders will find our offer compelling." The July 30, l995 letter also stated:

          . . . unfortunately your board specifically rejected our proposal to discuss a strategic business combination. We therefore felt we had no choice but to proceed with an offer directly to your shareholders.

The letter continued on to say that "We stand ready to meet with you and the Wallace Board at any time to discuss any aspect of our proposed combination..."

          11. Moore, a market leader in business forms which provides database-management services and business services asserts that the combination of it and Wallace will provide savings and spread products over more customers, resulting in a "perfect fit."

          12. Moore appears to have the necessary financial wherewithal to complete the transaction, with no debt and over $500 million in cash on its books. On July 31, 1995 Moore filed a lawsuit in United States District Court for the District of Delaware against Wallace and the Individual Defendants seeking, INTER ALIA, injunctive relief to prevent defendants from thwarting Moore's offer to acquire Wallace.

          13. The Individual Defendants have breached and are continuing to breach their fiduciary duties of due care to Wallace stockholders by failing to take all reasonable steps to maximize shareholder value. These defendants have rebuffed Moore's requests to discuss a


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potential transaction since February 24, l995, despite numerous invitations by
Moore to have such discussions. These invitations were not made public until Moore's July 30, l995 announcement.

          14. As members of the Wallace Board of Directors, the Individual Defendants owe to Wallace stockholders certain fiduciary duties, including the highest obligations of due care, good faith, loyalty, candor and the duty to maximize shareholder value. Their failure to even enter into discussions with Moore or any other person or entity who wishes to offer Wallace a means by which to maximize shareholder value is clear evidence that they are not acting in the best interests of their stockholders.

          15. As a result of the foregoing, Wallace and the Individual Defendants have breached their fiduciary duties of good faith, fair dealing, loyalty and candor, and have failed to maximize shareholder value owned to plaintiff and the Class.

          16.  Plaintiff and the Class have no adequate remedy at law.

          WHEREFORE, plaintiff prays for judgment and relief as follows:

          (A) Declaring that this lawsuit is properly maintainable as a class action and certifying plaintiff as a representative of the Class;

          (B) Ordering defendants to carry out their fiduciary duties to plaintiff and the other members of the Class, including those of due care, candor and loyalty;

          (C) Requiring defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, to enter into discussions with Moore, or any other person or entity which could lead to a transaction which would serve to maximize shareholder value;


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          (D)  Enjoining defendants from enacting or implementing a poison pill or other techniques to defend against the Moore offer, or any other offer, until such offer has been fully explored;

          (E) Awarding compensatory damages against defendants individually and severally in an amount to be determined at trial, together with prejudgment interest at the maximum rate allowable by law;

          (F) Awarding plaintiff costs and disbursements and reasonable allowances for plaintiff's counsel and experts' fees and expenses; and

          (G) Granting such other and further relief as the Court may deem just and proper.

Dated:    August 3, 1995


                         ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.



                    By:
                         ----------------------------------------
                         First Federal Plaza, Suite 214
                         P.O. Box 1070
                         Wilmington, DE   l9899-1070
                         (302) 656-4433
                         Attorneys for Plaintiff



OF COUNSEL:

SAVETT FRUTKIN PODELL & RYAN, P.C.
Suite 508
320 Walnut Street
Philadelphia, PA  19106
(215)  923-5400